2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING ANNOUNCES MANAGEMENT CHANGES

January 25, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or "the Company") reports that effective March 31, 2007 Mr. Colin K. Benner, Vice Chairman and Chief Executive Officer of Lundin Mining will be stepping down as Chief Executive Officer, remaining as Vice-Chairman and a Director of the Company. Mr. Karl-Axel Waplan, currently President and Chief Operating Officer of the Company, will remain as President and replace Mr. Benner as Chief Executive Officer. In addition, Mr. João Carrêlo, presently Executive Vice President and Chief Operating Officer of Spain and Portugal Operations will take on the role of Chief Operating Officer of Lundin Mining.

Mr. Lukas Lundin, Chairman of the Board and founder of the Company commented, "Mr. Benner's proposal and decision to step down as CEO was primarily to facilitate the Company's chief executives to be headquartered together at the Company's main operational office in Stockholm. While we support his decision, we have asked that he stay on the Board and as Vice Chairman to assist in taking the Company to the next level as a senior global mining house. He will work with me to further grow Lundin Mining and assist in other mining opportunities in the Lundin Group of Companies. Colin is a tremendous asset to Lundin Mining and we look forward to his continued active role in the Company."

Mr. Benner commented, "We have three major new zinc projects underway and a potential fourth (the Aljustrel and Neves-Corvo Phase II projects in Portugal, the Ozernoe project in Russia and the possible development of another project in Sweden). These projects, coupled with our four operating mines in Portugal, Sweden and Ireland represent an ongoing major undertaking and it is important, from a practical point of view, that senior management work in close proximity on a daily basis with each other, to the operations and projects, and importantly to our employees."

Lundin Mining is a rapidly growing, mid-tier mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. In addition to the Neves-Corvo mine in Portugal, the Company operates the Zinkgruvan and Storliden mines in Sweden and the Galmoy mine in Ireland.

For further information, please contact:

Colin Benner, Vice-Chairman, CEO: 1-778-389-3100
Ron Ewing, Vice-President: 1-778-688-3450
Catarina Ihre, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.